UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Intelligent Airlines Inc.

File No. 001-32221 – CF #31137

Gol Intelligent Airlines Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 28, 2014, as amended on July 29, 2014.

Based on representations by Gol Intelligent Airlines Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25	through December 31, 2018
Exhibit 10.26	through December 31, 2018
Exhibit 10.27	through December 31, 2018
Exhibit 10.50	through December 31, 2017
Exhibit 10.51	through December 31, 2017
Exhibit 10.52	through December 31, 2017
Exhibit 10.54	through May 12, 2024
Exhibit 10.55	through May 12, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary